Lawrence Venick
Partner

2206-19 Jardine House	Direct	+852.3923.1188
1 Connaught Place Central	Main	+852.3923.1111
Hong Kong, SAR	Fax	+852.3923.1100
lvenick@loeb.com

Via EDGAR

March 27, 2025

Ms. Cara Wirth /Ms. Lilyanna Peyser

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Click Holdings Limited (the “Company”)
Registration Statement on Form F-1
Submitted on March 19, 2025
File No. 333-285922

Dear: Ms. Wirth and Ms. Peyser

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 26, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). We have submitted an amendment No. 1 to the Registration Statement on Form F-1 (the Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1

General

1.

We note your statement on the cover page that your Ordinary Shares are priced at an assumed offering price of $0.60 per share and that "[t]he public offering price for the securities in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time." We also note that at the time you filed, as disclosed on the cover page, the last reported sales price was $1.64, and since then the trading price has increased further. Given the significant discount of your assumed offering price to your market price, please revise to provide risk factor disclosure that addresses the reason(s) for the discount, as well as any related impact on dilution and the market price post-offering. In the risk factor or another appropriate place, including the Determination of Offering Price section on page 96, disclose what factors were used to determine the offering price, and how such factors were considered, weighed and prioritized.

Response: The Company amended the Cover page and pages 7, 35, and 96 of the Amendment in response to the Staff’s comments.

* * *

Please contact the undersigned at +1 (310) 728-5129 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc: Chan Chun Sing